AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 3, 1999
                                                    REGISTRATION NO. 333-(     )
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                              ROWAN COMPANIES, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

           DELAWARE                       2800 POST OAK BOULEVARD                    75-0759420
(STATE OR OTHER JURISDICTION OF                   SUITE 5450                      (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)           HOUSTON, TEXAS  77056-6196            IDENTIFICATION NUMBER)
                                               (713) 621-7800
                                        (ADDRESS, INCLUDING ZIP CODE,
                                  AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                                 OF REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)


                                  C. R. PALMER
                             2800 POST OAK BOULEVARD
                                   SUITE 5450
                            HOUSTON, TEXAS 77056-6196
                                 (713) 621-7800
            (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)


                APPROXIMATE DATE OF PROPOSED SALE TO THE PUBLIC:

     From time to time after the effective date of this registration statement, as determined by the selling stockholders in light of market conditions.

     If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box. [x]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]
                                                            --------------------

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. [ ]
              --------------------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

===================================================================================================================================
                                                                  Proposed Maximum   Proposed Maximum
Title of Securities to be Registered   Amount to be registered(1)  Offering Price   Aggregate Offering    Amount of Registration Fee
                                                                    Per Share(3)       Price(3)
- -----------------------------------------------------------------------------------------------------------------------------------
Common Stock, par value $.125(2)              161,346(1)           $18.78125(3)         $3,030,280(3)           $842.42
===================================================================================================================================

(1) Subject to adjustment to prevent dilution resulting from stock splits, stock dividends or similar transactions. There are also registered hereunder such indeterminate number of additional shares of Common Stock, par value $.125 per share, of the registrant as may be issuable upon conversion of the floating rate subordinated convertible debentures and preferred stock, par value $1.00 per share, of the registrant pursuant to the anti-dilution and similar provisions of such floating rate subordinated convertible debentures and preferred stock.

(2) Includes the preferred stock purchase rights (as adjusted and as subject to further adjustment in certain events, including stock splits, stock dividends or similar transactions) associated with the Common Stock.

(3) Estimated pursuant to Regulation 457(c) solely for the purpose of calculating the registration fee based on the average of the high and low prices reported on the New York Exchange as of July 30, 1999.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registrant statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

PROSPECTUS



                              ROWAN COMPANIES, INC.

                                 161,346 SHARES

                          COMMON STOCK, $.125 PAR VALUE

                           ISSUABLE UPON CONVERSION OF

                       SERIES A FLOATING RATE SUBORDINATED

                        CONVERTIBLE DEBENTURES DUE 2008


     The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

     This prospectus is a part of a registration statement that covers 161,346 shares of our Common Stock that are issuable upon conversion of shares of our preferred stock, par value $1.00 per share, which are issuable upon conversion of our currently outstanding floating rate subordinated convertible debentures. These shares may be offered and sold from time to time by any stockholder identified in this prospectus (each considered a "selling stockholder" and, taken together, the "selling stockholders").

     All proceeds from the sale of the Common Stock discussed in this prospectus will go to the selling stockholders who offer and sell their shares. We will not receive any of the proceeds from those sales.

     We encourage you to read the entire prospectus and the documents to which we have referred you. In this prospectus, the words "registrant", "Company", "we", "our", "ours" and "us" refer to Rowan Companies, Inc. and its subsidiaries.

SEE "RISK FACTORS" BEGINNING ON PAGE 4 FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER BEFORE YOU INVEST IN THE SHARES BEING SOLD WITH THIS PROSPECTUS.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.



                 THE DATE OF THIS PROSPECTUS IS AUGUST 3, 1999

                                TABLE OF CONTENTS


             Where You Can Find More Information.........................3
             Risk Factors................................................4
             Selling Stockholders........................................7
             Description of the Securities...............................9
             Indemnification of Directors and Officers...................9
             Plan of Distribution.......................................10
             Legal Opinions.............................................10
             Experts....................................................10




                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available at the SEC's website at http://www.sec.gov.

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. Any information incorporated by reference is considered to be part of the prospectus. In addition, information that we file later with the SEC will automatically update and supersede this information. Accordingly, we incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders sell all their shares of common stock as provided for in this prospectus. Our SEC Commission File Number is 1-5491.

         (i) The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998.

         (ii) The Company's Quarterly Report on Form 10-Q for the three months ended March 31, 1999.

         (iii) The description of the Common Stock contained in the Company's registration statement on Form 8-A (no. 1-5491) filed with the SEC on May 13, 1993 and the description of the Preferred Stock Purchase Rights contained in the Company's registration statement on Form 8-A/A filed with the SEC on August 6, 1997, in each case as amended.

     We have filed with the SEC a registration statement on Form S-3, which is made up of this prospectus and all amendments and exhibits, which are collectively referred to as the registration statement, under the Securities Act of 1933, as amended. This prospectus is only a part of the registration statement, and does not contain all of the information that the registration statement contains, parts of which have been left out of the prospectus as permitted by the rules of the SEC. Accordingly, information included in this prospectus from a document contained elsewhere in the registration statement is not necessarily complete and, in each case, the source document being referred to, whether an exhibit to this registration statement or otherwise filed with the SEC, should be consulted. The information in this prospectus is qualified in its entirety by the reference to the source document. For more information, refer to the registration statement.

     At your request, we will provide at no cost to you, a copy of all or a part of the documents or information that is referred to above as incorporated herein by reference, not including any exhibits (unless the exhibits have been incorporated by reference into those documents). Your request should be directed to Rowan Companies, Inc., 2800 Post Oak Boulevard, Suite 5450, Houston, Texas 77056-6196, Attention: Corporate Secretary, telephone: (713) 621-7800.

                                  RISK FACTORS

     This prospectus contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including, without limitation, statements as to the expectations, beliefs and future expected financial performance of the Company that are based on current expectations and are subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected by the Company. Among the factors that could cause actual results to differ materially are the following: oil and natural gas prices; the level of offshore expenditures by energy companies; the general economy, including inflation; weather conditions in the Company's principal operating areas; and environmental and other laws and regulations.

     YOU SHOULD CONSIDER CAREFULLY THE FOLLOWING MATTERS, AS WELL AS THE INFORMATION CONTAINED IN THIS PROSPECTUS AND INCORPORATED HEREIN.


                        RELIANCE ON OIL AND GAS INDUSTRY

     Both our drilling and aviation operations are dependent upon the condition of the oil and gas industry, in particular the level of offshore drilling activity. The market for offshore drilling and related services is very volatile, and has generally been unfavorable since the early 1980s.

     Currently, the drilling industry is experiencing depressed market conditions. The deterioration began in 1998 primarily due to weak oil and natural gas prices which resulted from increased worldwide production and stagnant global demand. Energy companies reacted by reducing their drilling expenditures, first by allowing contract options to lapse and eventually by canceling planned drilling projects. Drilling activity has been further curtailed by the effects of energy company mergers and the uncertainty created within the merging companies' drilling staffs, plans and budgets. Our drilling operations began feeling the effects of this decline in activity in mid-1998 and it is a situation that is ongoing at this time.

     We received notification from a customer in January 1999 that our one-year North Sea drilling contract for Gorilla V was being terminated for an alleged performance breach relating to certain equipment problems. We do not believe that we breached the contract and we are vigorously pursing all legal remedies to enforce our rights under the contract. In the interim, all current rig costs are being expensed; thus, the absence of the $16 million in quarterly revenues has a corresponding effect on pre-tax income. At present, we cannot accurately predict how long this dispute will last, whether or not we will prevail or what the economic ramifications will be.

     There can be no assurance that our drilling and aviation operations will not be more adversely affected should current market conditions persist or that such conditions will not deteriorate further.

                             CURRENT OPERATING LOSS

     Although we had achieved profitability in 14 consecutive quarters over the 1995-1998 period, we incurred a net loss, a loss from operations and an operating cash deficit in the first quarter of 1999. Our revenues and earnings were negatively affected by lower rig utilization and day rates in large part due to the factors noted above under RELIANCE ON OIL AND GAS INDUSTRY. Contributing to the deficit were the timing of certain shipments by our manufacturing division and the normal seasonal reduction in our aviation operations.

     Prevailing market conditions caused average day rates to continue declining in the second quarter of 1999, though rig utilization increased during the period. For the second half of 1999, we anticipate an improvement in both rig utilization and day rates. The volatility underlying the drilling industry prevents our being able to accurately predict future operating conditions and results.

                     FLEET EXPANSION AND LIQUIDITY PROBLEMS

     Our current fleet expansion program, our first new construction since the mid-1980s, began in 1995. In all, three Gorilla Class rigs, which are a heavy-duty class of jack-up rig, are to be constructed at a total cost of approximately $600-650 million. Capital expenditures in 1998 included $84 million for the completion of Gorilla V, $67 million toward the construction of Gorilla VI and $21 million toward the construction of Gorilla VII. We estimate 1999 capital expenditures will be between $175 and $200 million, including about $125 million for Gorillas VI and VII.

     Approximately 87 1/2% of the costs of both Gorillas V and VI are being financed through 12-year notes guaranteed by the U. S. Department of Transportation's Maritime Administration ("MARAD") under its Title XI Program. Each rig is collateral for the associated note. We have applied for Title XI financing for Gorilla VII seeking rates and terms similar to those obtained for Gorillas V and VI, although there can be no assurance that the financing will be obtained. We believe that internally generated working capital may continue to be adequate to fund the construction of Gorilla VII. However, given current and anticipated near-term operating conditions, there can be no assurance that working capital will be adequate throughout the period required to complete construction or that other outside financing will be available.

     At June 30, 1999, we had available $45 million under a $155 million bank revolving credit facility maturing in October 2000. We currently have no other available credit facilities.

                               INTENSE COMPETITION

     All three of our business segments encounter intense competition in each of the markets they serve. Some of our competitors possess greater financial resources than we do.

     In the case of drilling operations, a general oversupply of rigs has lasted for well over a decade, although availability has tightened in various geographical markets from time to time. We believe that competition for drilling contracts in non-niche markets will continue to be intense for the foreseeable future.

     Our aviation and manufacturing operations also face vigorous competition in each of the markets in which they compete, typically against more than one competitor. In many instances, our competitors not only possess greater financial resources but also have significantly larger shares of the market.

                               OPERATIONAL HAZARDS

     Our drilling operations are subject to many hazards, including blowouts and well fires, which could cause personal injury, suspend drilling operations, seriously damage or destroy equipment and cause substantial damage to producing formations and the surrounding areas. Offshore drilling operations are also subject to marine hazards, either on-site or while under tow, such as vessel capsizing, collision or grounding. Raising and lowering the legs of jack-up rigs into the ocean floor and ballasting semi-submersible units require skillful handling to avoid capsizing or other serious damage. Drilling into high pressure formations is a complex process and problems can frequently occur.

     Operation of helicopters and fixed-wing aircraft, particularly under weather conditions prevailing in Alaska, is potentially hazardous, although we conduct rigorous safety training programs to minimize these hazards. Our manufacturing operations are potentially hazardous inasmuch as the air, land and inland waters associated with our manufacturing processes may become polluted and that of injuries and/or deaths and property damage may result from the use of our products.

     We believe that we are adequately insured for physical damage to our rigs, aircraft and manufacturing facilities. We believe that we are adequately insured for marine and aviation liabilities and other exposures customarily encountered in providing our services. However, we do not carry insurance covering the loss of earnings. We have experienced incidents related to many of the hazards discussed above, including loss or damage to drilling formations due to blowout and fire and loss of drilling equipment while under tow and aircraft due to accidents. We believe that we are adequately insured for product-related risks arising from our manufacturing operations, including claims for personal injury and/or death, property damage, loss of use of product, business interruption and legal expenses necessary to defend ourselves from claims of that nature. To date, we have not suffered any material uninsured losses. We anticipate that our present insurance coverages will be maintained, but no assurance can be given that such coverages will continue to be available or that self-insured amounts or deductibles will not increase.

                           RISKS OF FOREIGN OPERATIONS

     Foreign operations are subject to certain political, economic and other uncertainties not encountered in domestic operations, including risks of expropriation of our equipment and our customer's property and drilling rights, taxation policies, foreign exchange restrictions, currency rate fluctuations and the general hazards associated with foreign sovereignty over certain areas in which operations are conducted. We attempt to minimize the risk of currency rate fluctuations by generally denominating contract payment terms in United States dollars.

                              EXTENSIVE REGULATIONS

     Our three business segments are subject to many government regulations, including those relating to: equipping drilling vessels and aircraft; drilling practices; and the level of taxation. In addition, many countries (including the United States) have regulations relating to environmental protection and pollution control. Recent events have also increased the sensitivity of our operations to environmental matters. We may be liable for damages resulting from pollution of offshore waters and, under United States regulations, must establish financial responsibility in order to drill offshore.

     We believe that we are in compliance with all material legislation and regulations affecting the operations of our three business segments. This includes the drilling of oil and gas wells, the equipping and flying of aircraft, controlling the discharge of wastes from drilling rigs and controlling waste water discharges, solid waste disposals and air emissions from our manufacturing plant. Further legislation may be reasonably anticipated, but any effects on our operations cannot be predicted.

                              YEAR 2000 (Y2K) RISK

     In recent years, we have devoted substantial efforts towards upgrading and enhancing our drilling and aviation information systems as a matter of course, with many of the modifications necessarily contemplating Y2K compliance. These upgrades and enhancements were substantially complete at June 30, 1999. Necessary modifications to our manufacturing information systems were undertaken more recently, and should be complete by September 30, 1999.

     Although we expect to be Y2K compliant prior to year-end 1999, in a "most-reasonably-likely-worst-case-scenario", failure on our part or by third parties to fully implement appropriate Y2K plans could adversely affect our operations. We have not yet deemed necessary any Y2K contingency plans, but we will continue to monitor our own Y2K status as well as that of our customers and vendors and, if warranted, will develop any necessary contingency plans.

                              SELLING STOCKHOLDERS

    This prospectus relates to the sale of Rowan Common Stock by the selling stockholders, specifically shares obtained by them following conversion of their Series A Floating Rate Subordinated Convertible Debentures due 2008 (the "Series A Debentures"). The $4.8 million of Series A Debentures are first convertible into 4,800 shares of Rowan Series A Preferred Stock, par value $1.00 per share, which is then convertible into 161,346 shares of Rowan Common Stock. The conversion price of $29.75 per common share was the average of the high and low trading price on April 24, 1998, the date the Series A Debentures were sold to the selling stockholders. The Series A Debentures vest or become convertible in specified amounts and intervals until April 24, 2008. No conversions have occurred to date.

    The selling stockholders purchased their Series A Debentures from Rowan through their participation in the 1998 Convertible Debenture Incentive Plan, previously approved by Rowan's stockholders. The selling stockholders have indicated that they intend to sell all shares of Common Stock resulting from the conversions described above on the New York Stock Exchange or the Pacific Exchange Stock & Options. Such sales will be made at market prices as quoted on those exchanges on the date of sale. Any selling stockholder, however, may also make privately negotiated sales directly or through a broker or brokers.

    The following table lists the selling stockholders, their positions and their Common Stock holdings as of June 30, 1999. The number of shares of Common Stock obtainable by their conversion of Series A Debentures is shown as "Shares Covered by this Prospectus".

================================================================================================================================
                                                                          Shares                      Shares        Beneficial
                                                Shares       401 (k)    Acquirable      Total        Covered         Ownership
                                              Beneficially    Plan      within 60     Beneficial     by this           After
Selling Stockholder       Position (1)        Owned (2)     Holdings     Days (3)     Ownership    Prospectus (4)   Offering (5)
- -------------------  -----------------------  -----------   --------    ----------    ----------   -------------- --------------
C. R. Palmer          Chairman of the Board,      451,865      5,713       959,869     1,417,447         84,034      1,396,439
                       President and Chief
                       Executive Officer

R. G. Croyle          Executive Vice President      6,000                  237,878       243,878         16,807        239,676

D. F. McNease         Executive Vice President -    1,005      3,650       196,929       201,584         16,807        197,382
                       Drilling

E. E. Thiele          Senior Vice President -      17,000                  215,290       232,290         16,807        228,088
                       Finance, Administration
                       and Treasurer

P. L. Kelly           Senior Vice President -      20,000                   16,271        36,271         10,084         33,750
                       Special Projects

Dan C. Eckermann      Vice President -                                      37,271        37,271         10,084         34,750
                       Manufacturing

C. W. Johnson         Vice President - Aviation    35,209                  136,358       171,567          6,723        169,886
===============================================================================================================================

(1) Each selling stockholder continuously served in the position shown above for more than the past three years except Mr. McNease, who served from October 1993 to April 1999 as Senior Vice President - Drilling, and Mr. Eckermann, who has served from September 1996 to present as President and Chief Executive Officer of LeTourneau, Inc., a subsidiary of the Company. From February 1994 to September 1996, Mr. Eckermann served as President of LeTourneau Marine Group and Vice President, Operations for LeTourneau.

(2) Included in the beneficially owned amounts of Mr. Palmer are 20,752 shares of Common Stock owned by his mother over which he may be deemed to have some measure of investment control. Included in the beneficially owned amounts of Mr. Croyle are 1,000 shares owned by Mr. Croyle's son. Mr. Croyle disclaims beneficial ownership of such shares.

(3) Within 60 days, each selling stockholder may obtain additional Rowan Common Stock through (i) the conversion of Series III Floating Rate Subordinated Convertible Debentures ("Series III Debentures"); (ii) the conversion of Series A Debentures (see (4) below) and (iii) the exercise of Nonqualified Stock Options ("Options"), as follows:

                                                    Debentures
                                             -------------------------
           Selling Stockholder               Series III      Series A        Options           Total
          -----------------------            -----------    -----------     -----------     ------------
          C. R. Palmer                          711,111         21,008         227,750          959,869
          R. G. Croyle                          125,926          4,202         107,750          237,878
          D. F. McNease                         151,852          4,202          40,875          196,929
          E. E. Thiele                          162,963          4,202          48,125          215,290
          Paul L. Kelly                                          2,521          13,750           16,271
          Dan C. Eckermann                                       2,521          34,750           37,271
          C. W. Johnson                         125,927          1,681           8,750          136,358


(4) Amount represents the number of shares of Rowan Common Stock obtainable by each selling stockholder upon his conversion of all Series A Debentures. The Series A Debentures are convertible or vest incrementally over a four-year period. The earliest conversion dates and the number of shares of Common Stock then obtainable are as follows:

                                                    Shares Obtainable on April 24,
                                       ---------------------------------------------------------
           Selling Stockholder            1999           2000           2001           2002          Total
          -----------------------      ------------   ------------   ------------   ------------   -----------
          C. R. Palmer                      21,008         21,008         21,009         21,009        84,034
          R. G. Croyle                       4,202          4,202          4,202          4,201        16,807
          D. F. McNease                      4,202          4,202          4,202          4,201        16,807
          E. E. Thiele                       4,202          4,202          4,202          4,201        16,807
          Paul L. Kelly                      2,521          2,521          2,521          2,521        10,084
          Dan C. Eckermann                   2,521          2,521          2,521          2,521        10,084
          C. W. Johnson                      1,681          1,681          1,681          1,680         6,723


(5) Assumes each selling stockholder converts all vested Series A Debentures into Rowan Common Stock and then sells all of the stock. Except for Mr. Palmer, each selling stockholder's shares represent less than one percent of Rowan's outstanding shares of Common Stock as of June 30, 1999. Mr. Palmer's shares represent about 1.7% of Rowan's outstanding shares of Common Stock as of June 30, 1999.


    Excluded from the preceding table are shares of Rowan Common Stock obtainable by the selling stockholders through their conversion of Series B Floating Rate Subordinated Convertible Debentures due 2009 (the "Series B Debentures"). The $4.8 million of Series B Debentures are first convertible into 4,800 shares of Rowan Series B Preferred Stock, par value $1.00 per share, which is then convertible into 341,333 shares of Rowan Common Stock. The conversion price of $14.0625 per common share was the average of the high and low trading price on April 23, 1999, the date the Series B Debentures were sold to the selling stockholders. The Series B Debentures vest or become convertible in specified amounts and intervals until April 23, 2009. No Series B Debentures vest prior to April 23, 2000.

                           AUTHORIZED PREFERRED STOCK

     Our Certificate of Incorporation authorizes the issuance of preferred stock with designations, rights and preferences determined by our Board of Directors. Accordingly, the Board is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting or other rights that could adversely affect the voting or other rights of our Common Stockholders. We have reserved 1,500,000 shares of preferred stock for possible issuance in connection with our Stockholder Rights Agreement (the "Rights Agreement") adopted by the Board on February 25, 1992 (see DESCRIPTION OF THE SECURITIES). If issued, the preferred stock could be used, under certain circumstances, as a method of discouraging, delaying or preventing a change in control of the Company. Although we have no present intention to issue any shares of our preferred stock, there can be no assurance that we will not do so in the future.

                          DESCRIPTION OF THE SECURITIES

     As of June 30, 1999, Rowan had 83,178,657 shares of Common Stock outstanding. The Common Stock is listed on the New York Stock Exchange and the Pacific Exchange Stock & Options. Each share of Common Stock has attached to it rights (the "Rights") to acquire on one-hundredth of a share of our Series A Junior Preferred Stock pursuant to the Rights Agreement.

     The Rights Agreement provides for the distribution to our stockholders of one Right for each outstanding share of Common Stock. Each Right entitles its holder to purchase from us one one-hundredth of a share of our Series A Junior Preferred Stock at an exercise price of $75.00. In addition, under certain circumstances, each Right will entitle the holder to purchase our securities or an acquiring entity at 1/2 market value. The Rights are exercisable only if a person or group acquires 15% or more of our outstanding Common Stock or makes a tender offer for 30% or more of our outstanding Common Stock. The Rights will expire on February 25, 2002. We may generally redeem the Rights at a price of $.01 per Right at any time until the 10th day following public announcement that a 15% position has been acquired. One million five hundred thousand shares of our preferred stock have been designated Series A Junior Preferred Stock and reserved for issuance upon exercise of the Rights. Additional information concerning the terms of the Rights is contained in our Registration Statement on Form 8-A relating to the Rights, which Registration Statement has been incorporated by reference herein.

                    INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our Certificate of Incorporation and Bylaws provide that our directors and officers will be indemnified by Rowan, to the full extent authorized or permitted by law, for all losses they may incur in connection with any claim or legal action involving them while serving as a Rowan director or officer. In addition, our Certificate of Incorporation limits the monetary liability of Rowan directors for certain breaches of their fiduciary duty of care.

     Rowan maintains directors' and officers' liability coverage which generally insures the directors and officers against liability arising from actions taken in their official capacities. The policy will pay on behalf of the directors and officers for those losses for which they are held personally liable and not indemnified by the Company.

                              PLAN OF DISTRIBUTION

     These shares may be sold from time to time by the selling stockholders, or by pledgees, donees, transferees or other successors in interest. These sales may be made on one or more exchanges or in the over-the-counter market, or otherwise at prices and at terms then prevailing or at prices related to the then current market price, or in negotiated transactions directly with purchasers. The shares may also be sold by one or more of the following:

     (1) a block trade in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

     (2) purchases by a broker or dealer as principal and resale by the broker or dealer for its account pursuant to this Prospectus;

     (3) an exchange distribution in accordance with the rules of the exchange; and

     (4) ordinary brokerage transactions and transactions in which the broker solicits purchasers.

     In effecting sales, brokers or dealers engaged by the selling stockholders may arrange for other brokers or dealers to participate. Brokers or dealers will receive commissions or discounts from selling stockholders in amounts to be negotiated immediately prior to the sale. These brokers or dealers and any other participating brokers or dealers may be deemed to be "underwriters" within the meaning of the Securities Act of 1933 in connection with these sales. In addition, any securities covered by this Prospectus that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this Prospectus.

                                 LEGAL OPINIONS

     Certain legal matters with respect to the Common Stock offered hereby will be passed upon for the Company by Andrews & Kurth L.L.P, 600 Travis, Suite 4200, Houston, Texas 77002.

                                     EXPERTS

     The consolidated financial statements of Rowan Companies, Inc. and subsidiaries as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998 incorporated in this Prospectus by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1998 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

================================================================================

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE COMMON STOCK TO WHICH IT RELATES OR AN OFFER TO OR SOLICITATION OF ANY PERSON IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS UNLAWFUL. NEITHER DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES IMPLY THAT INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.




                                -----------------



                               TABLE OF CONTENTS


               WHERE YOU CAN FIND MORE INFORMATION..............3
               RISK FACTORS.....................................4
               SELLING STOCKHOLDERS.............................7
               DESCRIPTION OF THE SECURITIES....................9
               INDEMNIFICATION OF DIRECTORS AND OFFICERS........9
               PLAN OF DISTRIBUTION............................10
               LEGAL OPINIONS..................................10
               EXPERTS.........................................10


                                -----------------




================================================================================


================================================================================


                              ROWAN COMPANIES, INC.




                                161,346 SHARES OF
                                  COMMON STOCK




                                  ------------

                                   PROSPECTUS

                                  ------------






================================================================================

                                     PART II


               INFORMATION REQUIRED IN THE REGISTRATION STATEMENT


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The expenses in connection with the issuance and distribution of the Common Stock being registered are estimated as follows:

                      Registration fee....................  $  842
                      Blue Sky fees and expenses..........     -0-
                      Legal fees and expenses.............   3,000
                      Accounting fees and expenses........   3,300
                      Printing and engraving expenses.....   1,300
                      Stock exchange listing fee..........     360
                      Miscellaneous expenses..............     250
                                                            ------
                          Total............................ $9,052
                                                            ======

     All of the expenses set forth above have been or will be paid by the Company. Any additional expenses incurred in connection with the sale of Common Stock offered hereby by selling stockholders will be paid by such selling stockholders. It is impracticable to estimate any such additional expenses.


ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

        The Company's Certificate of Incorporation and Bylaws contain provisions permitted by the Delaware General Corporation Law (under which the Company is organized) which, in general terms, provide that directors and officers will be indemnified by the Company, to the full extent authorized or permitted by law, for all losses that may be incurred by them in connection with any claim or legal action in which they may become involved by reason of their service as a director or officer of the Company. In addition, the Company's Certificate of Incorporation contains provisions permitted by the Delaware General Corporation Law which limit the monetary liability of directors of the Company for certain breaches of their fiduciary duty of care.

        The Company maintains directors' and officers' liability insurance. Subject to stated conditions, the policy insures the directors and officers of the Company against liability arising out of actions taken in their official capacities. The policy will pay on behalf of the directors and officers for those losses for which they are held personally liable and not indemnified by the Company.

        See also the undertakings set out in response to Item 17.


ITEM 16.  EXHIBITS.

Exhibit
Number                             Description
- -------                            -----------

4.1          Restated Certificate of Incorporation of the Company dated February
             17, 1984 incorporated by reference to Exhibit 4.1 to the Company's
             Registration Statement No. 333-84369 on Form S-8 (File No. 1-5491) and Exhibits 4.4, 4.5, 4.6, 4.7, 4.8 and 4.9 below.

4.2 Bylaws of the Company, amended as of July 14, 1998, incorporated by reference to Exhibit 3 to the Company's Form 10-Q for the fiscal quarter ended June 30, 1998 (File No. 1-5491).

4.3          Rights Agreement as amended between the Company and Citibank, N.A.
             as Rights Agent incorporated by reference to Exhibit 4d to the Company's Form 10-K for the fiscal year ended December 31, 1997
             (File No. 1-5491).

4.4          Certificate of Change of Address of Registered Office and of
             Registered Agent dated July 25, 1984 incorporated by reference to
             Exhibit 4.4 to the Company's Registration Statement No. 333-84369 on Form S-8 (File No. 1-5491).

4.5          Certificate of Amendment of Certificate of Incorporation dated
             April 24, 1987 incorporated by reference to Exhibit 4.5 to the Company's Registration Statement No. 333-84369 on Form S-8 (File
             No. 1-5491).

4.6          Certificate of Designation of the Company's Series A Junior
             Preferred Stock dated March 2, 1992 incorporated by reference to
             Exhibit 4.6 to the Company's Registration Statement No. 333-84369 on Form S-8 (File No. 1-5491).

4.7          Certificate of Designation of the Company's Series III Preferred
             Stock dated November 30, 1994 incorporated by reference to Exhibit
             4.7 to the Company's Registration Statement No. 333-84369 on Form
             S-8 (File No. 1-5491).

4.8 Certificate of Designation of (and Certificate of Correction related thereto) the Company's Series A Preferred Stock dated
             August 5, 1998 and January 28, 1999, respectively, incorporated by reference to Exhibit 4.8 to the Company's Registration Statement
             No. 333-84369 on Form S-8 (File No. 1-5491).

4.9          Certificate of Designation of the Company's Series B Preferred
             Stock dated June 24, 1999 incorporated by reference to Exhibit 4.9 to the Company's Registration Statement No. 333-84369 on Form S-8
             (File No. 1-5491).

5.1          Opinion of Andrews & Kurth L.L.P., counsel for Rowan Companies,
             Inc. (filed herewith).

23.1         Consent of Deloitte & Touche LLP (filed herewith).

23.2         Consent of Andrews & Kurth L.L.P. (included in Exhibit 5.1).

24           Powers of Attorney.

99.1 Rowan Companies, Inc. 1998 Convertible Debenture Incentive Plan incorporated by reference to Appendix B to the Company's Notice of Annual Meeting of Stockholders and Proxy Statement dated March 13,
             1998.


ITEM 17.  UNDERTAKINGS.

(a)  The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

     (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

     (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

    (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

     (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions set forth under ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES


               Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas on August 3, 1999.

                              ROWAN COMPANIES, INC.
                              (Registrant)

                              By   C. R. PALMER
                                   C. R. Palmer,
                                   Chairman of the Board, President and Chief
                                   Executive Officer

               Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.


    Signature                                   Title                               Date
- --------------------                 -----------------------------              --------------
C. R. PALMER                         Chairman of the Board,                     August 3, 1999
(C. R. Palmer)                       President and Chief
                                     Executive Officer

E. E. THIELE                         Principal Financial Officer                August 3, 1999
(E. E. Thiele)

WILLIAM H. WELLS                     Principal Accounting Officer               August 3, 1999
(William H. Wells)

*RALPH E. BAILEY                     Director                                   August 3, 1999
(Ralph E. Bailey)

*HENRY O. BOSWELL                    Director                                   August 3, 1999
(Henry O. Boswell)

*HANS M. BRINKHORST                  Director                                   August 3, 1999
(Hans M. Brinkhorst)

*R. G. CROYLE                        Director                                   August 3, 1999
(R. G. Croyle)

*(H. E. LENTZ)                       Director                                   August 3, 1999
(H. E. Lentz)

*D. F. MCNEASE                       Director                                   August 3, 1999
(D. F. McNease)

*LORD MOYNIHAN                       Director                                   August 3, 1999
(Lord Moynihan)

*WILFRED P. SCHMOE                   Director                                   August 3, 1999
(Wilfred P. Schmoe)

*CHARLES P. SIESS, JR.               Director                                   August 3, 1999
(Charles P. Siess, Jr.)

*C. W. YEARGAIN                      Director                                   August 3, 1999
(C. W. Yeargain)

*BY  C. R. PALMER
(C. R. Palmer, Attorney-in-fact)

                                  EXHIBIT INDEX

Exhibit
Number                             Description
- -------                            -----------
4.1          Restated Certificate of Incorporation of the Company dated February
             17, 1984 incorporated by reference to Exhibit 4.1 to the Company's
             Registration Statement No. 333-84369 on Form S-8 (File No. 1-5491)
             and Exhibits 4.4, 4.5, 4.6, 4.7, 4.8 and 4.9 below.

4.2 Bylaws of the Company, amended as of July 14, 1998, incorporated by reference to Exhibit 3 to the Company's Form 10-Q for the fiscal quarter ended June 30, 1998 (File No. 1-5491).

4.3          Rights Agreement as amended between the Company and Citibank, N.A.
             as Rights Agent incorporated by reference to Exhibit 4d to the Company's Form 10-K for the fiscal year ended December 31, 1997
             (File No. 1-5491).

4.4          Certificate of Change of Address of Registered Office and of
             Registered Agent dated July 25, 1984 incorporated by reference to
             Exhibit 4.4 to the Company's Registration Statement No. 333-84369 on Form S-8 (File No. 1-5491).

4.5          Certificate of Amendment of Certificate of Incorporation dated
             April 24, 1987 incorporated by reference to Exhibit 4.5 to the Company's Registration Statement No. 333-84369 on Form S-8 (File
             No. 1-5491).

4.6          Certificate of Designation of the Company's Series A Junior
             Preferred Stock dated March 2, 1992 incorporated by reference to
             Exhibit 4.6 to the Company's Registration Statement No. 333-84369 on Form S-8 (File No. 1-5491).

4.7          Certificate of Designation of the Company's Series III Preferred
             Stock dated November 30, 1994 incorporated by reference to Exhibit
             4.7 to the Company's Registration Statement No. 333-84369 on Form
             S-8 (File No. 1-5491).

4.8 Certificate of Designation of (and Certificate of Correction related thereto) the Company's Series A Preferred Stock dated
             August 5, 1998 and January 28, 1999, respectively, incorporated by reference to Exhibit 4.8 to the Company's Registration Statement
             No. 333-84369 on Form S-8 (File No. 1-5491).

4.9          Certificate of Designation of the Company's Series B Preferred
             Stock dated June 24, 1999 incorporated by reference to Exhibit 4.9 to the Company's Registration Statement No. 333-84369 on Form S-8
             (File No. 1-5491).

5.1          Opinion of Andrews & Kurth L.L.P., counsel for Rowan Companies,
             Inc. (filed herewith).

23.1         Consent of Deloitte & Touche LLP (filed herewith).

23.2         Consent of Andrews & Kurth L.L.P. (included in Exhibit 5.1).

24           Powers of Attorney.

99.1 Rowan Companies, Inc. 1998 Convertible Debenture Incentive Plan incorporated by reference to Appendix B to the Company's Notice of Annual Meeting of Stockholders and Proxy Statement dated March 13,
             1998.